

October 14, 2010

Patrick Womack
President
Univest Tech, Inc.
P.O. Box 904
Parker, Colorado 80174

> **Re: Univest Tech, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 23, 2010**
> **File No. 333-159315**

Dear Mr. Womack:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Summary, page 2

1. Please include the information regarding the status of your operations as stated in the second paragraph following the bullet points on the cover page of your prospectus.

Management's Discussion and Analysis, page 13

Results of Operations, page 14

2. We note your response to comment six in our letter dated June 22, 2010 which states that you have made the appropriate revisions; however, we are unable to locate the revised disclosure. Please expand your disclosure to provide a discussion of your results of operations for the year ended October 31, 2009 compared to the period ended October 31, 2008 (from inception to October 31, 2008). Refer to Item 303 of Regulation S-K.

Description of Business, page 18

The Product, page 19

3. We note your response to comment seven in our letter dated June 22, 2010. There are still references to "wireless" and "wireless marketing application." Additionally, you have added a reference to wireless devices in note 1 of the financial statements on page 39. Please explain how these technologies fit within your business plan, or delete them. Please also explain how Bluetooth and WiFi fit within your business plan, since they too are wireless technologies, or delete them.

Financial Statements, page 31

Note 1 – Organization and Summary of Significant Accounting Policies, page 38

Revenue Recognition, page 39

4. We note your disclosure that you will recognize revenue from web site based sales of music media, merchandise and wireless devices after the ordered product has been shipped. Please tell us why you believe the earnings process is complete and revenue recognition is appropriate upon shipment of the product rather than upon delivery. Your response should specifically address the point at which title to the product and/or service and all risks of ownership, including risk of loss, pass to the customer. Please refer to Topic 13 of the Compilation of Staff Accounting Bulletins.

    As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3725, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.
        Via facsimile (303) 794-3393